Following are the responses to the comments relayed to us on July 29, 2022 in a telephone conversation with Megan Miller of the SEC regarding the triennial Sarbanes-Oxley review of our annual reports.

1.	Liquidity Risk Management Program – please supplementally describe if the board reviewed at least annually a written report on the adequacy of the liquidity risk management program and the effectiveness of its implementation and is in compliance with Rule 22e-4b2 of the 1940 Act.

Answer:	Annually, in November, the board reviews a written report on compliance with certain policies and procedures. This report includes items that would address liquidity risk for the Fund. In the future, this report will specifically mention the Fund’s liquidity risk management program and compliance with Rule 22e-4b2.

2.	Per review of the NSCR ended 10/31/2021, it appears the funds did not include disclosure of the liquidity risk management program. Please explain why this disclosure was not included. (reference Form N-1A item 27d(6)ii).

Answer:	Disclosure of the liquidity risk management program was unintentionally excluded. Wording similar to the following will be included going forward:

The Fund has adopted a Liquidity Risk Management Program (the “Program”) as required by Rule 22e-4 under the Investment Company Act of 1940, as amended. The program seeks to assess, manage and review the Fund’s Liquidity Risk. “Liquidity Risk” is defined as the risk that a Fund could not meet requests to redeem shares issued by the Fund without significant dilution of remaining investors’ interest in the Fund.

The Board has approved the designation of Carosa Stanton Asset Management, LLC (the “Adviser”), the investment adviser to the Fund, as the program administrator for the Program.

At a meeting held on November 13, 2021, the Board received and reviewed the annual written report of the Adviser (the “Report”) concerning the operation of the Program for the period from November 1, 2021 through October 31, 2021 (the “Reporting Period”). The Report addressed the operation of Program and assessed its adequacy and effectiveness of implementation.

The Report summarized the operation of the Program and the information and factors considered by the Adviser in reviewing the adequacy and effectiveness of the Program’s implementation with respect to the Fund. The information and factors included, among other things: (i) the liquidity risk framework used to assess, manage and periodically review the Fund’s liquidity, and the results of this assessment; (ii) the inputs used to classify the liquidity of the Fund’s portfolio investments and the Adviser’s assessment that the Fund’s strategy is appropriate for an open-end mutual fund; (iii) that the Fund held primarily highly liquid assets (investments that the Fund anticipates can be converted to cash within 3 business days or less in current market conditions without significantly changing their market value); (iv) that neither Fund required the establishment of a highly liquid investment minimum and the methodology for that determination; (v) confirmation that none of the Series’ of the Fund had breached the 15% maximum illiquid security threshold (investments that cannot be sold or disposed of in seven days or less in current market conditions without the sale of the investments significantly changing the market value of the investment) and the procedures for monitoring compliance with the limit; and (vi)information regarding shareholder concentration in each Fund. The Report also noted that no changes were made to the Program.

Based on the review, the Report concluded that the Program was being effectively implemented and that the Program was designed to assess and manage the Fund’s liquidity risk.

3.	The funds state that common expenses of the fund are evenly split between the two series of the fund. Please supplementally describe which expenses are determined to be common. Additionally, the describe if such an allocation policy applies even when the funds are separately billed for common expenses.

Answer:	Upon consideration of your comment, very few expenses are evenly split between the two series of the fund. The limited expenses that are evenly split are NASDAQ fees and telephone expense. Most expenses are either separately billed and recorded by the respective series accordingly or allocated under the board approved allocation of expenses. The clarification will be incorporated going forward.

4.	In August of 2018, the SEC adopted Rule and form amendments to facilitate the disclosure of information to investors and simplify compliance without significantly altering the total mix of information provided to investors per Rule 6-04.17 of Regulation SX. The disclosure was amended to require presentation of the total of distributable earnings on the balance sheet. Please update going forward.

Answer:	This will be updated going forward.

5.	Please explain why the fund did not include the required tax disclosures:

a.	Disclose the tax basis of distributable earnings. Reference ASC946-20-50-12
b.	Disclose the primary reasons for any significant differences between total GAAP basis net investment income and net realized and actual distributions. Reference ASC946-505-50-6
c.	Disclose the tax basis cost and components of unrealized appreciation and depreciation held by the fund. (Supplementally, there’s a note C in the financial statement – it’s not clear of that is on tax basis or a GAAP basis.) Reference SX6-03(h)2

Answer:	These requirements will be incorporated going forward. The Fund misinterpreted the requirements as not being applicable to the Fund.